SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 27, 2015

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

•	“Philips’ Fourth Quarter and Annual Results 2014”, dated January 27, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 27th of January, 2015.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Q4 2014 Quarterly report

Philips reports Q4 sales of EUR 6.5 billion and operational results of EUR 743 million

Group Financials have been restated as of the fourth quarter of 2014 and for prior periods to show the results of the combined businesses of Lumileds and Automotive as discontinued operations in connection with the process of attracting third-party investors.

Fourth-quarter highlights

•	Comparable sales declined 2%

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 743 million, or 11.4% of sales, compared to 12.9% in Q4 2013

•	EBITA amounted to EUR 262 million, impacted by restructuring costs and other items, compared to EUR 789 million in Q4 2013

•	Net income amounted to EUR 134 million, compared to EUR 412 million in Q4 2013

•	Free cash flow improved to EUR 559 million, compared to EUR 481 million in Q4 2013

Full-year highlights

•	Comparable sales declined 1% to EUR 21.4 billion

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 1.9 billion, or 9.0% of sales, compared to EUR 2.3 billion, or 10.5% of sales, in 2013

•	EBITA amounted to EUR 821 million, or 3.8% of sales, compared to EUR 2.3 billion, or 10.4% of sales, in 2013

•	Net income amounted to EUR 411 million, compared to EUR 1.2 billion in 2013

•	Free cash flow improved to EUR 497 million, compared to EUR 82 million in 2013

•	Return on invested capital was 4.5%, compared to 13.9% in 2013

•	Proposal to maintain dividend at EUR 0.80 per share

Frans van Houten, CEO:

“The fourth quarter underscored a challenging 2014 for Philips. Our transformation efforts continued to show good results, even as we addressed performance issues, ongoing softness in end-markets like China and Russia, and stronger than anticipated foreign exchange impacts, particularly in emerging markets.

Healthcare was down overall, mainly caused by operational issues and soft markets. We were encouraged by market share gains in image-guided therapy and recorded strong orders in Europe and the Middle East, where we signed four multi-year solution deals. Our Cleveland factory resumed shipments to customers in January, marking an important milestone. Consumer Lifestyle performed very well in the quarter, continuing its three-year market-outperformance trend. Our Health & Wellness business delivered double-digit growth and we saw overall strong growth in EBITA.

Lighting recorded 20% sales growth in LED and expanded its margins in LED despite strong price erosion. Performance was, however, negatively impacted by results in China, Professional Lighting Solutions North America and conventional lighting. We took action to further restructure our manufacturing footprint in conventional lighting.”

Update on Financial Targets

“Overall, 2014 was a setback in our performance trajectory. We have been taking clear actions to drive stronger operational performance across our businesses and expect sales growth and EBITA margin improvements in 2015 and beyond. However, looking ahead, we remain cautious regarding the macroeconomic outlook and expect ongoing volatility of some of our end-markets. We also anticipate further incidental costs in 2015 and 2016, mainly in relation to restructuring and the separation.

Due to these factors, we are tracking 1 percentage point behind on the path to achieving each of our 2016 comparable sales growth, EBITA and ROIC Group targets. We are convinced that this does not change our longer-term performance potential, considering the attractiveness of the Lighting Solutions and HealthTech markets and our competitive position. Later this year, as we progress with the separation of Philips and reallocation of IG&S, we will update the market about the integral performance targets for each of the two operating companies.”

Accelerate! and Separation Update

“Accelerate! continues to drive improvements across the organization, resulting in increased customer centricity, enhanced customer service levels, faster time-to-market for our innovations and better cost productivity.

In Healthcare Informatics, Solutions & Services (HISS ), a new Agile software development methodology was implemented that increases the number of new software releases by four times over the year, enabling us to introduce a record number of new clinical informatics solutions in the IntelliSpace family at the Radiology Society of North America (RSNA) trade show. In Consumer Lifestyle, our deep understanding of local shopper needs allowed us to successfully launch an optimized range of male grooming products in France, meeting key price points and customer needs. This locally relevant value proposition resulted in a 2 percentage-point market share gain since launch and a record number of Philips product listings at retailer Carrefour. In Lighting, Professional Lighting Solutions enhanced its product portfolio for the indirect channel in Europe, which drove more than 60% sales growth as a result of its strong price-performance ratio, locally relevant value proposition and delivery time commitment of 5 days.”

Overhead cost savings amounted to EUR 35 million for the quarter, bringing the total overhead cost savings in 2014 to EUR 284 million. The Design for Excellence (DfX) program generated EUR 123 million of incremental savings in procurement in the fourth quarter, bringing total DfX savings for 2014 to EUR 284 million. The End2End productivity program achieved incremental savings of EUR 22 million in the quarter, which brings the total End2End productivity savings to EUR 79 million for full-year 2014. Philips expects restructuring costs in 2015 of approximately EUR 250 million.

In September of last year, Philips announced its plan to separate into two standalone companies, positioning each one to better capitalize on the highly attractive HealthTech and Lighting solutions opportunities. Philips is confident in its ability to deliver additional growth and create more value through enhanced focus and agility. As indicated previously, the separation process will take approximately 12-18 months and further updates will be provided over the course of the year. The company currently estimates separation costs to be in the range of EUR 300-400 million in 2015.

The company is in discussion with external investors for the combined Lumileds and Automotive lighting businesses and expects to complete a transaction in the first half of 2015.

As of December 31, 2014, Philips had completed 41% of the EUR 1.5 billion share buy-back program.

Q4 overview

Healthcare

Healthcare comparable sales were 3% lower. The EBITA margin, excluding restructuring and acquisition-related charges and other items, was 14.8%, down from 19.0% year-on-year. Currency-comparable equipment order intake showed a mid-single-digit decline, although it improved in Western Europe. The impact of Cleveland on sales and order intake was approximately 4 percentage points, which will also impact growth performance in 2015.

“In Healthcare, our strategic focus on large-scale and multi-year partnerships continues to gain traction. Furthermore, our pending acquisition of Volcano, announced in December, will enable us to deepen customer relationships, gain share and accelerate revenue growth for Philips’ leading image-guided therapy business.

The updated quality management system at our Cleveland facility recently passed the third-party audit and we have now resumed shipments of our Brilliance iCT systems. Due to the slower than anticipated ramp-up of production and shipments, the impact on 2014 EBITA was larger than previously anticipated. Passing the third-party audit for the production of the Brilliance iCT systems is an important milestone that enables us to focus on building further momentum as we deliver imaging innovations to our customers. We are also ramping up the production of CT systems in our facilities in Haifa and Suzhou, initially for customers outside of the United States. Our remediation work will continue to weigh on 2015 and we expect our global CT system production and shipment volume to only gradually return to 2013 levels by the end of the year.”

Consumer Lifestyle

Consumer Lifestyle comparable sales increased by 6%. The EBITA margin, excluding restructuring charges and other items, improved 260 basis points to 16.0%. The margin increase was largely attributable to higher volumes and improved gross margins.

“In Consumer Lifestyle, we were pleased to see that our focused approach continued to deliver strong results, resulting in an improved product mix and strong sales, in particular in Health & Wellness. Our Mother & Child Care line continued to deliver strong double-digit growth, through innovations supporting the healthy development of children. Notably, the new Philips Avent Classic+ bottle is clinically proven to reduce colic and over-eating by allowing newborns to control the milk flow. Our Beauty, Male Grooming, and Oral Healthcare products were successful through the holiday and gift-giving season, including the ‘Double 11’ shopping event in China.”

Lighting

Lighting (excluding the combined businesses of Lumileds and Automotive) comparable sales declined 3% year-on-year. LED-based sales grew 20%, offset by a decline of 14% in overall conventional lighting sales. LED sales now represent 37% of total Lighting sales, compared to 31% in Q4 2013. The EBITA margin, excluding restructuring and acquisition-related charges and other items, amounted to 9.0%, compared to 8.8% in the fourth quarter of 2013.

“As one of the leaders in providing lighting solutions for businesses, cities and consumers that deliver value beyond illumination, we signed a contract to provide the city of Madrid with what is the world’s largest street lighting upgrade to date, involving the replacement of 225,000 luminaires. Our performance in North America was unsatisfactory and our business in China was affected by deteriorating market conditions. We have taken further steps, including the appointment of a new head of our Americas Lighting business, to significantly strengthen our ability to deliver new levels of business value. We’ve also launched exciting new offerings, such as the SlimSurface LED downlight, the thinnest luminaire on the market, which will prove very effective for commercial real-estate customers.”

Innovation, Group & Services

EBITA was a net cost of EUR 339 million, including a EUR 201 million provision for ongoing legal matters. Sales decreased from EUR 224 million in Q4 2013 to EUR 184 million in Q4 2014, mainly due to higher one-time settlements in IP royalties in Q4 2013.

“We were pleased to receive the CE mark for diagnostic use of our Philips Digital Pathology system and software in the fourth quarter. Pathologists will now be able to use the full digital solution as an aid in diagnosis for routine pathology, which will improve workflows and collaboration and, in turn, increase efficiency and productivity. In the quarter, it is exciting to see that sales in the Healthcare Incubator almost tripled. We also opened a new healthcare imaging systems refurbishment facility in the Netherlands, which marks the next step in bringing the financial and environmental benefits of ‘circular economy’ to the healthcare industry.”

Conference call and audio webcast

Frans van Houten, CEO, and Ron Wirahadiraksa, CFO, will host a conference call for investors and analysts at 10:00 am CET on January 27 to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Volcano or any other securities. Philips has filed a tender offer statement on Schedule TO with the SEC and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Volcano. The offer to purchase shares of Volcano common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/ RECOMMENDATION STATEMENT, AS FILED AND AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson Inc., the Information Agent for the offer, at (866) 856-2826.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q4	Q4
	2013	2014

Sales	6,401	6,536
EBITA	789	262
as a % of sales	12.3	4.0
EBIT	627	162
as a % of sales	9.8	2.5
Financial income (expenses)	(77)	(78)
Income taxes	(161)	(16)
Results investments in associates	(46)	(1)
Net income (loss) from continuing operations	343	67
Discontinued operations	69	67
Net income (loss)	412	134

Net income (loss) attributable to shareholders per common share (in euros) - diluted	0.44	0.15

Net income

•	Net income was EUR 134 million, compared to EUR 412 million in Q4 2013. Lower operational results and higher restructuring and other items were partly offset by lower income tax and improved results from investments in associates.

•	EBITA amounted to EUR 262 million, or 4.0% of sales, compared to EUR 789 million, or 12.3% of sales, in Q4 2013. Restructuring and acquisition-related charges amounted to EUR 279 million, compared to EUR 38 million in Q4 2013, mainly related to Lighting.

•	Q4 2014 also included EUR 201 million of charges related to ongoing legal matters, a EUR 67 million past-service pension cost gain in the Netherlands, and EUR 68 million of impairment and other charges related to industrial assets at Lighting.

•	EBITA, excluding restructuring and acquisition-related charges and other items, was EUR 743 million, or 11.4% of sales, compared to EUR 827 million, or 12.9% of sales, in Q4 2013. Unfavorable currency effects had an impact on EBITA of 0.6 percentage points of sales.

•	Tax charges amounted to EUR 16 million and were significantly lower than in Q4 2013, largely due to lower earnings and application of favorable tax regulations relating to R&D investments.

•	Results from investments in associates amounted to a loss of EUR 1 million, compared to a loss of EUR 46 million in Q4 2013. The year-on-year improvement was mainly due to a provision for the net impact of expected payments related to the agreed transfer of the remaining 30% stake in the TP Vision joint venture in Q4 2013.

•	Income from discontinued operations was in line with Q4 2013, and includes the combined businesses of Automotive and Lumileds.

Q4 2014 Quarterly report	5

Sales by sector

in millions of euros unless otherwise stated

	Q4	Q4	% change
	2013	2014	nominal	comparable

Healthcare	2,828	2,849	1	(3)
Consumer Lifestyle	1,428	1,528	7	6
Lighting	1,921	1,975	3	(3)
Innovation, Group & Services	224	184	(18)	(21)

Philips Group	6,401	6,536	2	(2)

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q4	Q4	% change
	2013	2014	nominal	comparable

Western Europe	1,766	1,776	1	0
North America	1,855	1,981	7	0
Other mature geographies	509	451	(11)	(12)

Total mature geographies	4,130	4,208	2	(2)
Growth geographies	2,271	2,328	3	(2)

Philips Group	6,401	6,536	2	(2)

Sales per sector

•	Group sales amounted to EUR 6,536 million, a decline of 2% on a comparable basis. Group nominal sales increased by 2%, mainly due to positive currency effects and portfolio changes.

•	Healthcare comparable sales declined by 3% year-on-year. Mid-single-digit growth at Customer Services and Patient Care & Monitoring Solutions was offset by a low-single-digit decline at Healthcare Informatics, Solutions & Services and a double-digit decline at Imaging Systems.

•	Consumer Lifestyle comparable sales increased by 6%. Health & Wellness achieved double-digit growth, while Personal Care recorded mid-single-digit growth and Domestic Appliances recorded low-single-digit growth.

•	Lighting comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions achieved mid-single-digit growth, while Light Sources & Electronics recorded a mid-single-digit decline and Consumer Luminaires posted a double-digit decline.

Sales per geographic cluster

•	Growth geographies recorded a 2% comparable sales decline year-on-year, reflecting lower sales at Healthcare and Lighting. Solid growth in Latin America and Middle East & Turkey was offset by a double-digit decline in China.

•	Comparable sales in mature geographies decreased by 2% year-on-year, due to Healthcare and Lighting. Western Europe and North America were in line with Q4 2013. Other mature geographies recorded a double-digit decline, mainly due to one-time settlements in our Blu-ray and TV licensing programs in Q4 2013.

6	Q4 2014 Quarterly report

EBITA

in millions of euros unless otherwise stated

	4th quarter
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	541	19.1	390	13.7
Consumer Lifestyle	187	13.1	251	16.4
Lighting	140	7.3	(40)	(2.0)
Innovation, Group & Services	(79)	—	(339)	—

Philips Group	789	12.3	262	4.0

EBITA excluding restructuring and acquisition-related charges and other items

in millions of euros unless otherwise stated

	4th quarter
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	538	19.0	421	14.8
Consumer Lifestyle	192	13.4	244	16.0
Lighting	169	8.8	178	9.0
Innovation, Group & Services	(72)	—	(100)	—

Philips Group	827	12.9	743	11.4

EBIT

in millions of euros unless otherwise stated

	Q4 2013	Q4 2014

Healthcare	477	351
Consumer Lifestyle	174	237
Lighting	55	(83)
Innovation, Group & Services	(79)	(343)

Philips Group	627	162
as a % of sales	9.8	2.5

Earnings per sector

•	Healthcare EBITA decreased by EUR 151 million year-on-year. Excluding restructuring and acquisition-related charges and a EUR 16 million past-service pension cost gain in the Netherlands, EBITA amounted to EUR 421 million, or 14.8% of sales, compared to EUR 538 million, or 19.0% of sales, in Q4 2013. The decrease was mainly attributable to operational losses due to the voluntary suspension of production at the Cleveland facility, an increase in overheads costs, and negative currency impacts.

•	Consumer Lifestyle EBITA increased by EUR 64 million year-on-year. Excluding restructuring and acquisition-related charges and a EUR 11 million past-service pension cost gain in the Netherlands, EBITA was EUR 244 million, or 16.0% of sales, compared to EUR 192 million, or 13.4% of sales, in Q4 2013. The increase was largely due to higher volumes and improved gross margins.

•	Lighting EBITA decreased by EUR 180 million year-on-year. Excluding restructuring and acquisition-related charges, EUR 68 million of impairment and other charges related to industrial assets, and a EUR 13 million past-service pension cost gain in the Netherlands, EBITA was EUR 178 million, or 9.0% of sales, compared to EUR 169 million, or 8.8% of sales, in Q4 2013.

•	Innovation, Group & Services EBITA loss increased by EUR 260 million year-on-year. Excluding restructuring and acquisition-related charges, EUR 201 million of charges related to ongoing legal matters, and a EUR 27 million past-service pension cost gain in the Netherlands, EBITA was a net cost of EUR 100 million, compared to a net cost of EUR 72 million in Q4 2013. The lower EBITA was mainly due to one-time settlements in our Blu-ray and TV licensing programs in Q4 2013.

Q4 2014 Quarterly report	7

Financial income and expenses

in millions of euros

	Q4	Q4
	2013	2014

Net interest expenses	(63)	(68)
Other	(14)	(10)

	(77)	(78)

Cash balance

in millions of euros

	Q4	Q4
	2013	2014

Beginning cash balance	2,034	1,716
Free cash flow	481	559
Net cash flow from operating activities	746	841
Net capital expenditures	(265)	(282)
Acquisitions and divestments of businesses	(12)	26
Other cash flow from investing activities	(16)	(5)
Treasury shares transactions	(57)	(134)
Changes in debt/other	(113)	(327)
Net cash flow discontinued operations	148	38

Ending balance	2,465	1,873

Cash flows from operating activities

in millions of euros

Financial income and expenses

•	Net financial income and expenses were in line with Q4 2013.

Cash balance

•	The cash balance increased during Q4 2014 to EUR 1,873 million, with a free cash inflow of EUR 559 million, which included an outflow of EUR 49 million in the form of a pension contribution related to the de-risking of the Dutch pension plan. The cash balance was also impacted by the use of EUR 134 million in treasury shares transactions, primarily for the share buy-back program, and EUR 327 million mainly related to debt repayment.

•	In Q4 2013 the cash balance increased to EUR 2,465 million. A free cash inflow of EUR 481 million was partly offset by a EUR 113 million outflow mainly related to debt redemption, and by the use of EUR 57 million in treasury shares transactions.

Cash flows from operating activities

•	Operating activities resulted in a cash inflow of EUR 841 million, compared to an inflow of EUR 746 million in Q4 2013. Higher cash inflows from working capital reductions were partly offset by lower cash earnings.

8	Q4 2014 Quarterly report

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of sales1)

1)	Sales calculated over the preceding 12 months
2)	Excludes inventories of discontinued operations

Net debt and group equity

in billions of euros

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 3 million below the level of Q4 2013, with decreases in the sectors partly offset by higher investments in R&D equipment at IG&S.

Inventories

•	Inventory value at the end of Q4 2014 was EUR 3.3 billion and amounted to 15.5% of sales.

•	Compared to Q4 2013, inventories as a percentage of sales increased by 1.8 percentage points, mainly driven by increases at Healthcare and Lighting.

Net debt and group equity

•	At the end of Q4 2014, Philips had a net debt position of EUR 2.2 billion, compared to EUR 1.4 billion at the end of Q4 2013. During the quarter, the net debt position decreased by EUR 362 million, due to a EUR 205 million reduction in debt and a EUR 157 million increase in liquidity.

•	Group equity amounted to EUR 11.0 billion, the same level as in Q3 2014.

Q4 2014 Quarterly report	9

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations had 8,313 employees in Q4 2014 (Q3 2014: 8,489, Q4 2013: 10,445).
2)	Number of employees includes 13,517 third-party workers in Q4 2014 (Q3 2014: 13,466, Q4 2013: 12,416).

Employees

•	The number of employees decreased by 272 year-on-year. Divestments, industrial footprint rationalization at Lighting and overhead reductions across all sectors were partly offset by the GLC acquisition at Lighting and increases in growth geographies.

•	The number of employees decreased by 1,407 compared to Q3 2014, largely due to overhead reductions across all sectors.

10	Q4 2014 Quarterly report

Healthcare

Key data

in millions of euros unless otherwise stated

	Q4 2013	Q4 2014

Sales	2,828	2,849
Sales growth
% nominal	(3)	1
% comparable	4	(3)
EBITA	541	390
as a % of sales	19.1	13.7
EBIT	477	351
as a % of sales	16.9	12.3
Net operating capital (NOC)	7,437	7,565
Number of employees (FTEs)1)	37,008	37,065

1)	Number of employees includes 2,443 third-party workers in Q4 2014 (Q4 2013: 2,376).

Sales

in millions of euros

EBITA

Business highlights

•	Expanding its global leadership position in image-guided therapies, Philips has entered into an agreement to acquire Volcano Corporation, a global leader in catheter-based imaging and measurement solutions for cardiovascular applications. Volcano’s complementary portfolio and expertise will create opportunities to accelerate revenue growth for Philips’ image-guided therapy business.

•	Continuing its focus on long-term partnerships with large organizations, Philips signed patient monitoring and software maintenance agreements for all Mayo Clinic-owned hospitals. These agreements include hardware and software solutions, as well as a number of services.

•	Exploring a new health care delivery model in Africa, Philips opened its first Community Life Center in Kenya. With Philips supplying solar energy solutions, medical equipment and services, the Center is an integrated facility for providing primary health care, lighting and healthy living resources.

•	Continuing its expansion in fast-growing markets such as the Middle East, Philips signed a six-year agreement comprising advanced imaging and monitoring equipment and services for multiple hospitals of the AMECO Group in the Kingdom of Saudi Arabia.

•	In an advance for innovation that enables confident diagnosis, Philips’ IQon Spectral CT achieved FDA 510(k) approval. The IQon system delivers anatomical information and the ability to characterize structures based on their material content within a single scan.

Financial performance

•	Currency-comparable equipment order intake showed a mid-single-digit decline year-on-year, with a low-single-digit decline at Patient Care & Monitoring Solutions and a mid-single-digit decline at Imaging Systems.

•	Equipment order intake in Western Europe showed mid-single-digit growth, while other mature geographies recorded a mid-single-digit decline and North America posted a double-digit decline. Growth geographies showed a low-single-digit increase, with strong growth in Middle East & Turkey and Russia & Central Asia partly offset by a double-digit decline in China and Latin America.

Q4 2014 Quarterly report	11

EBITA excluding restructuring and acquisition-related charges and other items

•	Comparable sales declined 3% year-on-year. Mid-single-digit growth at Customer Services and Patient Care & Monitoring Solutions was offset by a low-single-digit decline at Healthcare Informatics, Solutions & Services and a double-digit decline at Imaging Systems.

•	Comparable sales in Western Europe and North America showed a low-single-digit decline, while other mature geographies were in line with Q4 2013. Growth geographies recorded a mid-single-digit decline.

•	EBITA amounted to EUR 390 million, or 13.7% of sales, compared to EUR 541 million, or 19.1% of sales, in Q4 2013. Restructuring and acquisition-related charges amounted to EUR 47 million, compared with a release of EUR 3 million in Q4 2013. Q4 2014 EBITA also included a EUR 16 million past-service pension cost gain in the Netherlands.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 421 million, or 14.8% of sales, compared to EUR 538 million, or 19.0% of sales, in Q4 2013. The decrease was mainly due to operational losses related to the voluntary suspension of production at the Cleveland facility, an increase in overhead costs, and negative currency impacts.

•	Net operating capital, excluding a positive currency translation effect of EUR 758 million, decreased by EUR 630 million. This decrease was largely driven by higher provisions and lower fixed assets.

•	Inventories as a percentage of sales increased by 2.7 percentage points year-on-year. The increase was mainly driven by currency impacts and the production ramp-up at the Cleveland facility.

•	Compared to Q4 2013, the number of employees increased by 57, with divestments and overhead reductions in North America offset by increases in Asia Pacific. Compared to Q3 2014, the number of employees decreased by 275, largely driven by North America.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2015 are expected to total approximately EUR 15 million.

•	After Philips gradually started to resume production at its Cleveland facility in the fourth quarter, it has now also resumed shipments of its Brilliance iCT systems from its Cleveland facility following the recent external certification of its updated quality management system. Due to the slower than anticipated ramp-up of production and shipment in Cleveland, the impact on full-year 2014 EBITA was EUR 225 million.

12	Q4 2014 Quarterly report

Consumer Lifestyle

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2013	2014

Sales	1,428	1,528
Sales growth
% nominal	3	7
% comparable	8	6
EBITA	187	251
as a % of sales	13.1	16.4
EBIT	174	237
as a % of sales	12.2	15.5
Net operating capital (NOC)	1,261	1,353
Number of employees (FTEs)1)	17,255	16,639

1)	Number of employees includes 3,351 third-party workers in Q4 2014 (Q4 2013: 4,062).

Sales

in millions of euros

EBITA

Business highlights

•	On China’s biggest day of the year for online shopping, ‘Double 11’, Philips held leading market positions in the Male Grooming, Oral Healthcare and Mother & Child Care categories. Sales grew 40% year-on-year, driven by dedicated digital campaigns and partnerships with the largest online sales platforms.

•	Philips Oral Healthcare reported continued growth globally, with Philips Sonicare delivering record market share growth, driven by advanced propositions endorsed by dental professionals and celebrities, as well as collaboration with key retailers. The new Philips Sonicare 2 Series was well received by consumers in North America and was rated 4.2 out of 5 in online reviews.

•	Locally relevant innovation continued to drive Philips’ brand recognition and strong double-digit growth in India, as highlighted by over 1 million beard trimmers sold in the country in 2014. The Philips Airfryer and SoupMaker were also successfully launched in India, responding to families’ increasing interest in healthy cooking.

•	Mother & Child Care continued to post strong double-digit growth, through innovation supporting the healthy development of children. Notably, the new Philips Avent Classic+ bottle is clinically proven to reduce colic, and the new Philips Avent Bottle Warmer helps to preserve nutrients and vitamins in milk.

•	The gift-giving season drove significant growth across multiple Philips categories around the world. In Germany, Austria and Switzerland, sales of Beauty products, including the Philips VisaPure, increased through extended distribution with beauty partners like Douglas. In Central & Eastern Europe, celebrity endorsement and product placement resulted in strong sales for Philips Lumea.

Financial performance

•	Comparable sales increased by 6%. Health & Wellness achieved double-digit growth, while Personal Care recorded mid-single-digit growth and Domestic Appliances posted low-single-digit growth.

Q4 2014 Quarterly report	13

EBITA excluding restructuring and acquisition-related charges and other items

•	Comparable sales in growth geographies showed high-single-digit growth. Mature geographies recorded mid-single-digit growth, with significant contributions from North America, Western Europe and other mature geographies.

•	EBITA amounted to EUR 251 million, or 16.4% of sales, compared to EUR 187 million, or 13.1% of sales, in Q4 2013.

•	EBITA included EUR 4 million of restructuring and acquisition-related charges and a EUR 11 million past-service pension cost gain in the Netherlands, compared to EUR 5 million of restructuring and acquisition-related charges in Q4 2013.

•	Excluding restructuring and acquisition-related charges and the past-service pension cost gain in the Netherlands, EBITA was EUR 244 million, or 16.0% of sales, compared to EUR 192 million, or 13.4% of sales, in Q4 2013. The increase was largely due to higher volumes and improved gross margins.

•	Net operating capital, excluding a positive currency translation effect of EUR 62 million, increased by EUR 30 million year-on-year. The increase was largely driven by higher working capital and a reduction in provisions.

•	Inventories as a percentage of sales were 1.2 percentage points higher year-on-year.

•	The number of employees decreased by 616 year-on-year, mainly due to reductions in third-party workers in Asia Pacific and North America. Compared to Q3 2014, the number of employees decreased by 833, the majority in Domestic Appliances.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2015 are expected to total approximately EUR 5 million.

14	Q4 2014 Quarterly report

Lighting*

*	Excluding the combined businesses of Lumileds and Automotive

Key data

in millions of euros unless otherwise stated

	Q4 2013	Q4 2014

Sales	1,921	1,975
Sales growth
% nominal	(1)	3
% comparable	5	(3)
EBITA	140	(40)
as a % of sales	7.3	(2.0)
EBIT	55	(83)
as a % of sales	2.9	(4.2)
Net operating capital (NOC)	4,462	3,638
Number of employees (FTEs)1)	38,671	37,808

1)	Number of employees includes 5,463 third-party workers in Q4 2014 (Q4 2013: 4,974).

Sales

in millions of euros

EBITA

Business highlights

•	Philips is to provide the city of Madrid, Spain with 225,000 energy-efficient street lights. The renewal of the city’s entire street lighting system makes it the world’s largest street lighting upgrade to date.

•	After flattening the light bulb with SlimStyle, Philips launched the thinnest downlight luminaire on the market. The SlimSurface offers the appearance of a recessed downlight but is actually surface mounted and includes a unique lens which ensures uniform light distribution.

•	Designed for the high-end retail market, Philips’ connected ambient lighting system will light up Lexus showrooms across Russia. The innovative system combines LEDs with textile and dynamic content.

•	Leveraging its expertise in light and rigorous research with clinical and academic partners, Philips launched BlueControl, the world’s first wearable blue LED light therapy device to treat the skin disease psoriasis vulgaris. BlueControl offers treatment with none of the side effects associated with traditional treatment options.

•	Underlining Philips’ leadership in connected lighting, an innovative dynamic LED system enables Madison Square Garden, New York, to adapt the lighting of its façade to suit any occasion, from celebrating a special event to lighting up the arena in the home team’s colors.

Financial performance

•	Comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions achieved mid-single-digit growth. Light Sources & Electronics posted a mid-single-digit decline, and Consumer Luminaires recorded a double-digit decline.

•	Comparable sales in mature geographies were in line with Q4 2013. Growth geographies recorded a high-single-digit decline, mainly due to China.

•	LED-based sales grew 20% year-on-year and now represent 37% of total Lighting sales, compared to 31% in Q4 2013.

Q4 2014 Quarterly report	15

EBITA excluding restructuring and acquisition-related charges and other items

•	EBITA amounted to a loss of EUR 40 million, compared to a profit of EUR 140 million, or 7.3% of sales, in Q4 2013.

•	EBITA, excluding restructuring and acquisition-related charges, EUR 68 million of impairment and other charges related to industrial assets, and a EUR 13 million past-service pension cost gain in the Netherlands, was EUR 178 million, or 9.0% of sales, compared to EUR 169 million, or 8.8% of sales, in Q4 2013.

•	Net operating capital, excluding a positive currency translation effect of EUR 312 million, decreased by EUR 1,136 million year-on-year. The decrease was mainly due to the reclassification of Lumileds and Automotive as assets held for sale in Q4 2014.

•	Inventories as a percentage of sales increased by 1.3 percentage points year-on-year, mainly due to the acquisition of a 51% interest in the General Lighting Company (GLC) in Saudi Arabia.

•	Compared to Q4 2013, the number of employees decreased by 863, with industrial footprint rationalization partly offset by an increase of 1,467 employees from the GLC acquisition. Compared to Q3 2014, the number of employees decreased by 468, mainly driven by a reduction in North America.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2015 are expected to total approximately EUR 50 million, mainly driven by industrial footprint rationalization.

16	Q4 2014 Quarterly report

Additional information on the combined businesses of Lumileds and Automotive

The combined businesses of Lumileds and Automotive are reported as discontinued operations in the Consolidated statements of income and cash flows. As a result, Lumileds and Automotive sales and EBITA are no longer included in the Lighting and Group results of continuing operations. The applicable assets and liabilities of the combined businesses are reported under Assets and Liabilities classified as held for sale in the Condensed consolidated balance sheets.

Philips is actively discussing the sale of the business with potential buyers and expects a transaction to be completed in the first half of 2015.

The net income of discontinued operations attributable to the combined businesses of Lumileds and Automotive decreased from a profit of EUR 77 million in Q4 2013 to a profit of EUR 28 million in Q4 2014. EBITA in Q4 2014 included disentanglement costs of EUR 9 million (Q4 2013: EUR 0 million).

Full-year net income amounted to EUR 141 million, compared to EUR 133 million in 2013. EBITA in 2014 included EUR 17 million of disentanglement costs (2013: EUR 0 million).

Overhead and other indirect costs of Philips that were previously allocated to Lumileds and Automotive and were not affected by the transfer to Discontinued operations have been allocated to Lighting and IG&S (Former net costs allocated to Lighting and IG&S).

Combined businesses of Lumileds and Automotive results reconciliation

in millions of euros unless otherwise stated

	Q4	Q4
	2013	2014

EBITA as previously reported in Lighting	78	60

Disentanglement costs	—	(9)

Former net costs allocated to Lighting	—	—
Former net costs allocated to IG&S	15	23

Amortization of other intangibles added back	(10)	(4)

EBIT discontinued operations	83	70

Income taxes	(6)	(42)

Net income of discontinued operations	77	28

Number of employees (FTEs)	8,219	8,313

	January to December
	2013	2014

EBITA as previously reported in Lighting	117	172

Disentanglement costs	—	(17)

Former net costs allocated to Lighting	(2)	1
Former net costs allocated to IG&S	59	82

Amortization of other intangibles added back	(40)	(24)

EBIT discontinued operations	134	214

Income taxes	(1)	(73)

Net income of discontinued operations	133	141

Number of employees (FTEs)	8,219	8,313

Q4 2014 Quarterly report	17

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2013	2014

Sales	224	184
Sales growth
% nominal	26	(18)
% comparable	18	(21)
EBITA of:
Group Innovation	(42)	(60)
IP Royalties	122	95
Group and Regional Costs	(72)	(86)
Accelerate! investments	(34)	(40)
Pensions	(4)	(5)
Service Units and Other	(49)	(243)

EBITA	(79)	(339)
EBIT	(79)	(343)
Net operating capital (NOC)	(2,922)	(3,718)
Number of employees (FTEs)1)	12,703	13,853

1)	Number of employees includes 1,610 third-party workers in Q4 2014 (Q4 2013: 1,122).

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	Philips signed a patent license agreement with Nintendo, ending the patent infringement proceedings that Philips had initiated with regard to Nintendo’s Wii, Wii U and DS handheld products. The patents in question relate to technologies in the field of motion, gesture and pointing control as well as touch screen, user interface and video transmission.

•	Philips reached an important milestone in the development of its emerging Digital Pathology business by obtaining the CE mark to market its Digital Pathology Solution in Europe for routine diagnostic use, such as the diagnosis of cancer. This follows the FDA clearance for Philips’ digital manual read of HER2 pathology slides, which is used in the diagnosis of certain breast cancers.

•	Philips received 10 GOOD DESIGN 2014 awards, including three for Ambient Experience healthcare solutions. The highly prestigious GOOD DESIGN awards program acknowledges the most innovative and cutting-edge industrial, product, and graphic designs from around the world.

•	Philips was the project leader and initiator of the ‘EnLight’ project, a 27-partner consortium which received the ENIAC Innovation Award. The project focused on exploiting the full potential of solid-state LED lighting through breakthrough innovations for energy-efficient and intelligent lighting systems.

•	Reflecting its continued commitment to sustainability, Philips inaugurated a healthcare imaging systems refurbishment facility in Best, the Netherlands. This facility brings the financial and environmental benefits of circular economy to the healthcare industry. Philips was also recognized, for the third consecutive year, as a leader in both carbon disclosure and performance by the Carbon Disclosure Project.

Financial performance

•	Sales decreased from EUR 224 million in Q4 2013 to EUR 184 million in Q4 2014, mainly due to higher IP royalties in Q4 2013 related to one-time patent settlements in our Blu-ray and TV licensing programs.

•	EBITA amounted to a net cost of EUR 339 million, compared to a net cost of EUR 79 million in Q4 2013. EBITA included EUR 201 million of charges related to ongoing legal matters and a EUR 27 million past-service pension cost gain in the Netherlands. Restructuring charges amounted to EUR 65 million, compared to EUR 7 million in Q4 2013.

18	Q4 2014 Quarterly report

EBITA excluding restructuring and acquisition-related charges and other items

in millions of euros

•	Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 100 million, compared to a net cost of EUR 72 million in Q4 2013. The lower EBITA was mainly due to onetime settlements in our Blu-ray and TV licensing programs in Q4 2013.

•	Net operating capital, excluding a negative currency translation effect of EUR 188 million, decreased by EUR 608 million year-on-year, mainly due to a decrease in working capital.

•	Compared to Q4 2013, the number of employees increased by 1,150, primarily driven by an increase in temporary workers in the IT Service Units as well as a shift of employees from the sectors. The number of employees increased by 170 compared to Q3 2014.

Miscellaneous

•	Restructuring and separation charges in Q1 2015 are expected to total approximately EUR 70 million.

Q4 2014 Quarterly report	19

Proposed distribution

A proposal will be submitted to the General Meeting of Shareholders to declare a distribution of EUR 0.80 per common share (up to EUR 735 million), in cash or shares at the option of the shareholder, against net income and retained earnings. Further details will be given in the agenda for the General Meeting of Shareholders, to be held on May 7, 2015.

20	Q4 2014 Quarterly report

Full-year highlights

The year 2014

•	Sales for the full year 2014 amounted to EUR 21.4 billion, down 1% on a comparable basis.

•	Growth geographies sales were in line with 2013 and accounted for 35% of sales.

•	EBITA excluding restructuring and acquisition-related charges and other items amounted to EUR 1,915 million, or 9.0% of sales, compared to EUR 2,308 million, or 10.5 % of sales, in 2013. Lower operational results at Healthcare and Lighting were partly offset by an improvement at Consumer Lifestyle.

•	EBITA amounted to EUR 821 million, or 3.8% of sales, compared to EUR 2,276 million, or 10.4% of sales, in 2013.

•	Net income amounted to EUR 411 million, compared to EUR 1,172 million in 2013.

Net income

in millions of euros unless otherwise stated

	January to December
	2013	2014

Sales	21,990	21,391
EBITA	2,276	821
as a % of sales	10.4	3.8
EBIT	1,855	486
as a % of sales	8.4	2.3
Financial income and expenses	(330)	(301)
Income taxes	(466)	(26)
Results investments in associates	(25)	62
Net income from continuing operations	1,034	221
Discontinued operations	138	190
Net income	1,172	411

Net income attributable to shareholders per common share (in euros) - diluted	1.27	0.45

Performance of the Group

•	Group sales amounted to EUR 21.4 billion, EUR 599 million below the level of 2013. Adjusted for currency impacts and consolidation changes, sales were 1% lower year-on-year.

•	Group EBITA amounted to EUR 821 million, or 3.8% of sales, a decrease of EUR 1,455 million compared to 2013. 2014 included EUR 434 million of restructuring and acquisition-related charges, compared with EUR 100 million in 2013. 2014 also included charges of EUR 366 million related to the jury verdict in the Masimo litigation, EUR 244 million of charges related to ongoing legal matters, EUR 49 million of inventory write-downs mainly related to the Cleveland facility, EUR 68 million of impairment and other charges related to industrial assets at Lighting, and a EUR 67 million past-service pension cost gain in the Netherlands. 2013 included a EUR 47 million net past-service pension cost gain in the US and a EUR 21 million gain on the sale of a business at Healthcare.

•	Excluding the impact of restructuring and acquisition-related charges and other items, EBITA declined by EUR 393 million compared to 2013. The year-on-year decline was largely due to operational losses at Healthcare and Lighting as well as negative currency impacts.

•	Net income of EUR 411 million was EUR 761 million lower than in 2013. Lower operational results and higher incidental items were partly offset by lower income taxes and higher results from investments in associates.

Q4 2014 Quarterly report	21

Sales by sector

in millions of euros unless otherwise stated

	January to December		% change
	2013	2014	nominal	comparable

Healthcare	9,575	9,186	(4)	(2)
Consumer Lifestyle	4,605	4,731	3	6
Lighting	7,145	6,869	(4)	(3)
Innovation, Group & Services	665	605	(9)	(12)

Philips Group	21,990	21,391	(3)	(1)

EBITA

in millions of euros unless otherwise stated

	January to December
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	1,512	15.8	616	6.7
Consumer Lifestyle	483	10.5	573	12.1
Lighting	580	8.1	293	4.3
Innovation, Group & Services	(299)	—	(661)	—

Philips Group	2,276	10.4	821	3.8

EBITA excluding restructuring and acquisition-related charges and other items

in millions of euros unless otherwise stated

	January to December
	2013		2014
	amount	as a % of sales	amount	as a % of sales
Healthcare	1,430	14.9	1,085	11.8
Consumer Lifestyle	496	10.8	571	12.1
Lighting	653	9.1	593	8.6
Innovation, Group & Services	(271)	—	(334)	—

Philips Group	2,308	10.5	1,915	9.0

Philips sectors

Healthcare

•	Equipment order intake at Healthcare declined 2% compared to 2013, with a low-single-digit decline at Patient Care & Monitoring Solutions and Imaging Systems. Mid-single-digit growth in Western Europe was offset by a double-digit decline in North America and a mid-single-digit decline in other mature geographies. Growth geographies reported mid-single-digit growth.

•	Sales amounted to EUR 9,186 million. Excluding currency effects and portfolio changes, comparable sales decreased by 2% year-on-year. Customer Services achieved mid-single-digit growth and Patient Care & Monitoring Solutions posted low-single-digit growth. Healthcare Informatics, Solutions & Services sales were in line with 2013, while Imaging Systems recorded a double-digit decline. From a geographical perspective, comparable sales in both growth and mature geographies showed a low-single-digit decline.

•	EBITA amounted to EUR 616 million, or 6.7% of sales, a year-on-year decrease of EUR 896 million. Restructuring and acquisition-related charges amounted to EUR 70 million, compared with close to zero in 2013. EBITA included charges of EUR 366 million related to the jury verdict in the Masimo litigation, EUR 49 million of inventory write-downs mainly related to the Cleveland facility, and a EUR 16 million past-service pension cost gain in the Netherlands. 2013 EBITA included a EUR 61 million gain related to past-service pension costs in the US and a EUR 21 million gain on the sale of a business.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 1,085, or 11.8% of sales, compared to EUR 1,430 million, or 14.9% of sales, in 2013. The year-on-year decline was largely due to operational losses related to the voluntary suspension of production at the Cleveland facility and negative currency impacts.

Consumer Lifestyle

•	Sales amounted to EUR 4,731 million. Excluding currency effects and portfolio changes, comparable sales increased by 6% year-on-year. Health & Wellness achieved double-digit growth and Domestic Appliances posted high-single-digit growth, while Personal Care recorded low-single-digit growth. From a geographical perspective, growth geographies posted a high-single-digit increase and mature geographies registered low-single-digit growth.

22	Q4 2014 Quarterly report

•	EBITA amounted to EUR 573 million, or 12.1% of sales, a year-on-year increase of EUR 90 million. EBITA included restructuring and acquisition-related charges of EUR 9 million and a EUR 11 million past-service pension cost gain in the Netherlands. 2013 EBITA included a EUR 1 million past-service pension cost gain in the US and restructuring and acquisition-related charges of EUR 14 million.

•	Excluding restructuring and acquisition-related charges and past-service pension cost gains, EBITA amounted to EUR 571 million, or 12.1% of sales, compared to EUR 496 million, or 10.8% of sales, in 2013. The increase was largely driven by higher sales and operational improvements.

Lighting

•	Sales amounted to EUR 6,869 million, a year-on-year decrease of EUR 276 million. Excluding currency effects and portfolio changes, comparable sales declined 3% year-on-year. Light Sources & Electronics recorded a mid-single-digit decline and Consumer Luminaires posted a high-single-digit decline, while Professional Lighting Solutions recorded low-single-digit growth. From a geographical perspective, comparable sales showed a mid-single-digit decline in growth geographies and a low-single-digit decline in mature geographies.

•	EBITA amounted to EUR 293 million, or 4.3% of sales, a year-on-year decrease of EUR 287 million. EBITA included restructuring and acquisition-related charges of EUR 245 million, EUR 68 million of impairment and other charges related to industrial assets, and a EUR 13 million past-service pension cost gain in the Netherlands. 2013 EBITA included restructuring and acquisition-related charges of EUR 83 million and a EUR 10 million past-service pension cost gain in the US.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 593 million, or 8.6% of sales, compared to EUR 653 million, or 9.1% of sales, in 2013. The decrease was mainly due to lower sales volume.

Q4 2014 Quarterly report	23

Innovation, Group & Services

•	EBITA amounted to a net cost of EUR 661 million, a year-on year decrease of EUR 362 million. EBITA included EUR 110 million of restructuring and acquisition-related charges, EUR 244 million of charges related to ongoing legal matters, and a EUR 27 million past-service pension cost gain in the Netherlands. 2013 EBITA included EUR 3 million of restructuring and acquisition-related charges and a pension settlement loss of EUR 25 million.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to a net cost of EUR 334 million, compared to a net cost of EUR 271 million in 2013. The decline in EBITA was largely due to higher investments in emerging business areas and lower IP income.

24	Q4 2014 Quarterly report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and completion of the tender offer and merger of Volcano Corporation and its benefits. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions, including Volcano, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2013 and the “Risk and uncertainties” section in the semi-annual financial report for the six months ended June 29, 2014.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2013.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2013. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2013, unless otherwise stated.

Prior-period financials have been restated for the treatment of the combined businesses of Automotive and Lumileds as discontinued operations and for two

Q4 2014 Quarterly report	25

voluntary accounting policy changes applied as of January 1, 2014. The first voluntary accounting policy change relates to a reclassification of cost by function in the income statement. Company-wide overhead and indirect Business function costs will be brought more in line with the actual activities performed in the markets. This change has no net effect on Income from operations. The second voluntary accounting policy change relates to a change in the presentation in the cash flow statement. Up and until 2013 the cash flows related to interest, tax and pensions were presented in a table separate from the primary consolidated statement of cash flows. The presentation change results in the separate presentation of the interest and tax cash flows in cash flow from operating activities. The pension cash flows are separately presented as part of the pension disclosures. The presentation change has no impact on the net cash flows from operating activities nor the total net cash balance as these cash flows previously used to be part of other aggregated sub lines of the primary consolidated statement of cash flows. An overview of the revised 2014 and 2013 figures per quarter is available on the Philips website, in the Investor Relations section.

26	Q4 2014 Quarterly report

Condensed consolidated statements of income

in millions of euros unless otherwise stated

	4th quarter		January to December
	2013	2014	2013	2014

Sales	6,401	6,536	21,990	21,391
Cost of sales	(3,654)	(4,007)	(12,653)	(13,185)

Gross margin	2,747	2,529	9,337	8,206

Selling expenses	(1,425)	(1,499)	(5,057)	(5,124)
General and administrative expenses	(224)	(213)	(825)	(747)
Research and development expenses	(449)	(467)	(1,659)	(1,635)
Impairment of goodwill	(28)		(28)	(3)
Other business income	21	23	122	63
Other business expenses	(15)	(211)	(35)	(274)

Income from operations	627	162	1,855	486

Financial income	19	19	70	114
Financial expenses	(96)	(97)	(400)	(415)

Income before taxes	550	84	1,525	185

Income tax expense	(161)	(16)	(466)	(26)

Income after taxes	389	68	1,059	159

Results relating to investments in associates	(46)	(1)	(25)	62

Net income from continuing operations	343	67	1,034	221

Discontinued operations - net of income tax	69	67	138	190

Net income	412	134	1,172	411

Attribution of net income for the period
Net income attributable to shareholders	409	139	1,169	415
Net income (loss) attributable to non-controlling interests	3	(5)	3	(4)

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	914,385	916,767	911,072	915,193
- diluted	927,131	922,270	922,072	922,714

Net income attributable to shareholders per common share in euros:
- basic	0.45	0.15	1.28	0.45
- diluted	0.44	0.15	1.27	0.45

Q4 2014 Quarterly report	27

Condensed consolidated balance sheets

in millions of euros unless otherwise stated

	December 31, 2013	December 31, 2014

Non-current assets:
Property, plant and equipment	2,780	2,095
Goodwill	6,504	7,158
Intangible assets excluding goodwill	3,262	3,368
Non-current receivables	144	177
Investments in associates	161	157
Other non-current financial assets	496	462
Deferred tax assets	1,675	2,460
Other non-current assets	63	69

Total non-current assets	15,085	15,946

Current assets:
Inventories	3,240	3,314
Other current financial assets	10	125
Other current assets	354	411
Derivative financial assets	150	207
Income tax receivable	70	140
Receivables	4,678	4,723
Assets classified as held for sale	507	1,613
Cash and cash equivalents	2,465	1,873

Total current assets	11,474	12,406

Total assets	26,559	28,352
Shareholders’ equity	11,214	10,867
Non-controlling interests	13	101

Group equity	11,227	10,968

Non-current liabilities:
Long-term debt	3,309	3,712
Long-term provisions	1,903	2,500
Deferred tax liabilities	76	107
Other non-current liabilities	1,568	1,838

Total non-current liabilities	6,856	8,157

Current liabilities:
Short-term debt	592	392
Derivative financial liabilities	368	857
Income tax payable	143	102
Accounts and notes payable	2,462	2,499
Accrued liabilities	2,830	2,692
Short-term provisions	651	945
Liabilities directly associated with assets held for sale	348	349
Other current liabilities	1,082	1,391

Total current liabilities	8,476	9,227

Total liabilities and group equity	26,559	28,352

28	Q4 2014 Quarterly report

Condensed consolidated statements of cash flows

in millions of euros

	4th quarter		January to December
	2013	2014	2013	2014

Cash flows from operating activities:
Net income	412	134	1,172	411
Result of discontinued operations - net of income tax	(69)	(67)	(138)	(190)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairments of fixed assets	366	393	1,177	1,187
Impairment of goodwill and other non-current financial assets	32	3	38	21
Net gain on sale of assets	(5)	(9)	(54)	(83)
Interest income	(14)	(11)	(54)	(39)
Interest expense on debt, borrowings and other liabilities	61	63	258	231
Income tax expense	161	16	466	26
Results from investments in associates	47	2	25	(62)
(Increase) decrease in working capital:	(295)	349	(1,272)	590
(Increase) decrease in receivables and other current assets	(190)	27	(500)	(48)
(Increase) decrease in inventories	466	399	(165)	(77)
(Decrease) increase in accounts payable, accrued and other liabilities	(571)	(77)	(607)	715
Increase in non-current receivables, other assets and other liabilities	(36)	(114)	(159)	(690)
Increase (decrease) in provisions	53	230	(194)	640
Other items	130	(85)	299	(242)
Interest paid	(30)	(26)	(267)	(232)
Interest received	14	11	52	38
Dividends received from investments in associates	—	8	6	41
Dividends paid to non-controlling interests	(7)	—	(7)	—
Income taxes paid	(74)	(56)	(436)	(344)

Net cash provided by operating activities	746	841	912	1,303

Cash flows from investing activities:
Net capital expenditures	(265)	(282)	(830)	(806)
Purchase of intangible assets	(32)	(56)	(49)	(114)
Expenditures on development assets	(81)	(88)	(326)	(295)
Capital expenditures on property, plant and equipment	(156)	(153)	(482)	(437)
Proceeds from sale of property, plant and equipment	4	15	27	40
Cash used for derivatives and current financial assets	(7)	(12)	(101)	(7)
Purchase of other non-current financial assets	(8)	(7)	(13)	(81)
Proceeds from other non-current financial assets	(1)	14	14	107
Purchase of businesses, net of cash acquired	(6)	(13)	(11)	(177)
Net proceeds from (used for) sale of interest in businesses	(6)	39	79	(20)

Net cash used for investing activities	(293)	(261)	(862)	(984)

Cash flows from financing activities:
Proceeds from issuance (payments) of short-term debt	(82)	(371)	(285)	(37)
Principal payments on long-term debt	(19)	(19)	(186)	(333)
Proceeds from issuance of long-term debt	16	24	64	69
Treasury shares transactions	(57)	(134)	(562)	(596)
Dividend paid	—	—	(272)	(292)

Net cash used for financing activities	(142)	(500)	(1,241)	(1,189)

Q4 2014 Quarterly report	29

	4th quarter		January to December
	2013	2014	2013	2014

Net cash (used for) provided by continuing operations	311	80	(1,191)	(870)

Cash flows from discontinued operations:
Net cash (used for) provided by operating activities	145	49	(68)	105
Net cash (used for) provided by investing activities	3	(11)	(47)	88

Net cash (used for) provided by discontinued operations	148	38	(115)	193

Net cash (used for) provided by continuing and discontinued operations	459	118	(1,306)	(677)

Effect of change in exchange rates on cash and cash equivalents	(28)	39	(63)	85
Cash and cash equivalents at the beginning of the period	2,034	1,716	3,834	2,465

Cash and cash equivalents at the end of the period	2,465	1,873	2,465	1,873

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

30	Q4 2014 Quarterly report

Condensed consolidated statement of changes in equity

in millions of euros

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity

January-December 2014

Balance as of December 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227

Total comprehensive income			(258)	(10)	798	(28)	(37)		465	(4)	461

Dividend distributed	3	433	(729)						(293)		(293)
Movement non-controlling interest									—	92	92
Purchase of treasury shares			(26)					(688)	(714)		(714)
Re-issuance of treasury shares		(127)	(83)					326	116		116
Cancellation of treasury shares	(4)		(529)					533	—		—
Share-based compensation plans		88							88		88
Income tax share-based compensation plans		(9)							(9)		(9)

Total other equity movements	(1)	385	(1,367)					171	(812)	92	(720)

Balance as of December 31, 2014	187	2,181	8,790	13	229	27	(13)	(547)	10,867	101	10,968

Q4 2014 Quarterly report	31

Pension costs and cash flows

in millions of euros

Specification of pension costs

	4th quarter
	2013			2014
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	48	18	66	44	17	61
Past service cost (incl. curtailments)	—	(3)	(3)	(68)	(1)	(69)
Settlements	—	1	1	—	(1)	(1)
Interest expense	—	16	16	—	17	17
Interest income	(1)	0	(1)	(3)	—	(3)

Total	47	32	79	(27)	32	5
of which discontinued operations	1	—	1	—	1	1
Retiree Medical
Current service cost	—	—	—	—	1	1
Interest expense	—	2	2	—	2	2

Total	—	2	2	—	3	3
Defined-contribution plans
Cost	1	29	30	10	31	41
of which discontinued operations	—	2	2	—	1	1

Specification of pension costs
	January to December
	2013			2014
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	192	82	274	183	71	254
Past service cost (incl. curtailments)	—	(81)	(81)	(68)	(1)	(69)
Settlements	—	32	32	0	(1)	(1)
Interest expense	—	65	65	0	59	59
Interest income	(4)	—	(4)	(11)	0	(11)

Total	188	98	286	104	128	232
of which discontinued operations	4	2	6	1	3	4
Retiree Medical
Current service cost	—	1	1	—	2	2
Interest expense	—	10	10	—	11	11

Total	—	11	11	—	13	13
Defined-contribution plans
Costs	8	134	142	16	132	148
of which discontinued operations	—	8	8	1	3	4

Pension cash flows

	4th quarter		January to December
	2013	2014	2013	2014

Contributions and benefits paid by the Company	190	205	679	1,050

32	Q4 2014 Quarterly report

Sectors

in millions of euros unless otherwise stated

Sales and income from operations

	4th quarter
	2013			2014
	sales	income from operations		sales	income from operations

			as a % of sales			as a % of sales

Healthcare	2,828	477	16.9	2,849	351	12.3
Consumer Lifestyle	1,428	174	12.2	1,528	237	15.5
Lighting	1,921	55	2.9	1,975	(83)	(4.2)
Innovation, Group & Services	224	(79)	—	184	(343)	—

Philips Group	6,401	627	9.8	6,536	162	2.5

Sales and income from operations

	January to December
	2013			2014
	sales	income from operations		sales	income from operations

			as a % of sales			as a % of sales

Healthcare	9,575	1,315	13.7	9,186	456	5.0
Consumer Lifestyle	4,605	429	9.3	4,731	520	11.0
Lighting	7,145	413	5.8	6,869	185	2.7
Innovation, Group & Services	665	(302)	—	605	(675)	—

Philips Group	21,990	1,855	8.4	21,391	486	2.3

Q4 2014 Quarterly report	33

Sectors and main countries

in millions of euros

Sales, total assets and total liabilities excluding debt

	sales		total assets		total liabilities excluding debt
	January to December		December 31,	December 31,	December 31,	December 31,
	2013	2014	2013	2014	2013	2014

Healthcare	9,575	9,186	10,465	11,274	2,943	3,629
Consumer Lifestyle	4,605	4,731	2,832	3,049	1,571	1,696
Lighting	7,145	6,869	6,711	5,739	2,229	2,081
Innovation, Group & Services	665	605	6,044	6,677	4,340	5,525

			26,052	26,739	11,083	12,931
Assets and liabilities classified as held for sale			507	1,613	348	349

Philips Group	21,990	21,391	26,559	28,352	11,431	13,280

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to December		December 31,	December 31,
	2013	2014	2013	2014

Netherlands	649	594	915	937
United States	6,325	6,160	7,384	7,649
China	2,616	2,362	1,057	1,135
Germany	1,316	1,351	288	153
Japan	943	908	401	379
France	890	839	80	52
United Kingdom	677	722	573	594
Other countries	8,574	8,455	1,848	1,722

Philips Group	21,990	21,391	12,546	12,621

1)	Includes property, plant and equipment, goodwill, and intangible assets excluding goodwill

34	Q4 2014 Quarterly report

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition (in %)

	4th quarter				January to December
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2014 versus 2013
Healthcare	(2.9)	3.8	(0.2)	0.7	(2.0)	(1.6)	(0.5)	(4.1)
Consumer Lifestyle	5.6	1.4	0.0	7.0	5.8	(3.1)	0.0	2.7
Lighting	(2.7)	2.9	2.6	2.8	(2.6)	(2.3)	1.0	(3.9)
IG&S	(21.0)	0.8	2.3	(17.9)	(11.8)	(0.1)	2.9	(9.0)

Philips Group	(1.6)	3.0	0.7	2.1	(0.9)	(2.0)	0.2	(2.7)

EBITA excluding restructuring and acquisition-related charges and other items to Income from operations (or EBIT)

	4th quarter					January to December
	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services

2014
EBITA excluding restructuring and acquisition-related charges and other items	743	421	244	178	(100)	1,915	1,085	571	593	(334)

Other items	(202)	16	11	(55)	(174)	(660)	(399)	11	(55)	(217)
Restructuring and acquisition-related charges	(279)	(47)	(4)	(163)	(65)	(434)	(70)	(9)	(245)	(110)

EBITA (or Adjusted income from operations)	262	390	251	(40)	(339)	821	616	573	293	(661)
Amortization of intangibles1)	(100)	(39)	(14)	(43)	(4)	(332)	(159)	(53)	(106)	(14)
Impairment of goodwill						(3)	(1)		(2)

Income from operations (or EBIT)	162	351	237	(83)	(343)	486	456	520	185	(675)

2013
EBITA excluding restructuring and acquisition-related charges and other items	827	538	192	169	(72)	2,308	1,430	496	653	(271)

Other items						68	82	1	10	(25)
Restructuring and acquisition-related charges	(38)	3	(5)	(29)	(7)	(100)		(14)	(83)	(3)

EBITA (or adjusted income from operations)	789	541	187	140	(79)	2,276	1,512	483	580	(299)
Amortization of intangibles1)	(134)	(62)	(13)	(59)		(393)	(195)	(54)	(141)	(3)
Impairment of goodwill	(28)	(2)		(26)		(28)	(2)		(26)

Income from operations (or EBIT)	627	477	174	55	(79)	1,855	1,315	429	413	(302)

1)	Excluding amortization of software and product development

Q4 2014 Quarterly report	35

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

December 31, 2014
Net operating capital (NOC)	8,838	7,565	1,353	3,638	(3,718)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,379	2,711	1,411	1,422	3,835
- intercompany accounts	—	125	65	129	(319)
- provisions	3,445	793	220	530	1,902
Include assets not comprised in NOC:
- investments in associates	157	80	—	20	57
- other current financial assets	125				125
- other non-current financial assets	462				462
- deferred tax assets	2,460				2,460
- cash and cash equivalents	1,873				1,873

	26,739	11,274	3,049	5,739	6,677
Assets classified as held for sale	1,613

Total assets	28,352

December 31, 2013
Net operating capital (NOC)	10,238	7,437	1,261	4,462	(2,922)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,453	2,541	1,275	1,672	2,965
- intercompany accounts	—	124	75	105	(304)
- provisions	2,554	278	221	452	1,603
Include assets not comprised in NOC:
- investments in associates	161	85	—	20	56
- other current financial assets	10				10
- other non-current financial assets	496				496
- deferred tax assets	1,675				1,675
- cash and cash equivalents	2,465				2,465

	26,052	10,465	2,832	6,711	6,044
Assets classified as held for sale	507

Total assets	26,559

36	Q4 2014 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros unless otherwise stated

Composition of net debt to group equity

	December 31, 2013	December 31, 2014

Long-term debt	3,309	3,712
Short-term debt	592	392

Total debt	3,901	4,104
Cash and cash equivalents	2,465	1,873

Net debt (cash) (total debt less cash and cash equivalents)	1,436	2,231

Shareholders’ equity	11,214	10,867
Non-controlling interests	13	101

Group equity	11,227	10,968

Net debt and group equity	12,663	13,199

Net debt divided by net debt and group equity (in %)	11	17
Group equity divided by net debt and group equity (in %)	89	83

Composition of cash flows

	4th quarter		January to December
	2013	2014	2013	2014

Cash flows provided by operating activities	746	841	912	1,303
Cash flows used for investing activities	(293)	(261)	(862)	(984)

Cash flows before financing activities	453	580	50	319

Cash flows provided by operating activities	746	841	912	1,303
Net capital expenditures:	(265)	(282)	(830)	(806)
Purchase of intangible assets	(32)	(56)	(49)	(114)
Expenditures on development assets	(81)	(88)	(326)	(295)
Capital expenditures on property, plant and equipment	(156)	(153)	(482)	(437)
Proceeds from sale of property, plant and equipment	4	15	27	40

Free cash flows	481	559	82	497

Q4 2014 Quarterly report	37

Philips statistics

all amounts in millions of euros unless otherwise stated

	2013				2014
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	4,973	5,348	5,268	6,401	4,692	4,969	5,194	6,536
comparable sales growth %	1	2	2	6	(1)	(1)	(2)	(2)

Gross margin	2,040	2,287	2,263	2,747	1,900	2,075	1,702	2,529
as a % of sales	41.0	42.8	43.0	42.9	40.5	41.8	32.8	38.7

Selling expenses	(1,183)	(1,237)	(1,212)	(1,425)	(1,166)	(1,214)	(1,245)	(1,499)
as a % of sales	(23.8)	(23.1)	(23.0)	(22.3)	(24.9)	(24.4)	(24.0)	(22.9)

G&A expenses	(182)	(203)	(216)	(224)	(167)	(176)	(191)	(213)
as a % of sales	(3.7)	(3.8)	(4.1)	(3.5)	(3.6)	(3.5)	(3.7)	(3.3)

R&D expenses	(406)	(399)	(405)	(449)	(396)	(400)	(372)	(467)
as a % of sales	(8.2)	(7.5)	(7.7)	(7.0)	(8.4)	(8.0)	(7.2)	(7.1)

EBIT	286	500	442	627	172	291	(139)	162
as a % of sales	5.8	9.3	8.4	9.8	3.7	5.9	(2.7)	2.5

EBITA	373	584	530	789	253	368	(62)	262
as a % of sales	7.5	10.9	10.1	12.3	5.4	7.4	(1.2)	4.0

Net income (loss)	162	317	281	412	137	243	(103)	134

Net income (loss) attributable to shareholders	161	317	282	409	138	242	(104)	139
Net income (loss) - shareholders per common share in euros - diluted	0.17	0.35	0.31	0.44	0.15	0.26	(0.11)	0.15

38	Q4 2014 Quarterly report

Philips statistics (continued)

all amounts in millions of euros unless otherwise stated

	2013				2014
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	4,973	10,321	15,589	21,990	4,692	9,661	14,855	21,391
comparable sales growth %	1	1	2	3	(1)	(1)	0	(1)

Gross margin	2,040	4,327	6,590	9,337	1,900	3,975	5,677	8,206
as a % of sales	41.0	41.9	42.3	42.5	40.5	41.1	38.2	38.4

Selling expenses	(1,183)	(2,420)	(3,632)	(5,057)	(1,166)	(2,380)	(3,625)	(5,124)
as a % of sales	(23.8)	(23.4)	(23.3)	(23.0)	(24.9)	(24.6)	(24.4)	(24.0)

G&A expenses	(182)	(385)	(601)	(825)	(167)	(343)	(534)	(747)
as a % of sales	(3.7)	(3.7)	(3.9)	(3.8)	(3.6)	(3.6)	(3.6)	(3.5)

R&D expenses	(406)	(805)	(1,210)	(1,659)	(396)	(796)	(1,168)	(1,635)
as a % sales	(8.2)	(7.8)	(7.8)	(7.5)	(8.4)	(8.2)	(7.9)	(7.6)

EBIT	286	786	1,228	1,855	172	463	324	486
as a % of sales	5.8	7.6	7.9	8.4	3.7	4.8	2.2	2.3

EBITA	373	957	1,487	2,276	253	621	559	821
as a % of sales	7.5	9.3	9.5	10.4	5.4	6.4	3.8	3.8

Net income	162	479	760	1,172	137	380	277	411

Net income attributable to shareholders	161	478	760	1,169	138	380	276	415
Net income - shareholders per common share in euros - diluted	0.17	0.52	0.83	1.27	0.15	0.41	0.30	0.45

Net income from continuing operations as a % of shareholders’ equity	5.4	8.5	8.7	9.4	4.0	5.7	2.0	2.0

	period ended 2013				period ended 2014

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,381	913,874	915,095	913,338	913,485	923,933	919,973	914,389
Shareholders’ equity per common share in euros	12.33	11.78	11.93	12.28	12.06	11.63	11.86	11.88

Inventories as a % of sales1)	15.2	15.5	16.3	13.7	14.8	15.9	17.4	15.5
Inventories excluding discontinued operations	3,376	3,441	3,579	3,021	3,215	3,387	3,690	3,313

Net debt : group equity ratio	12:88	16:84	16:84	11:89	15:85	18:82	19:81	17:83

Net operating capital	9,969	10,184	10,249	10,238	10,381	10,500	10,841	8,838

Total employees	118,085	117,369	115,858	116,082	114,268	112,834	115,261	113,678
of which discontinued operations	10,812	10,764	10,499	10,445	9,957	8,256	8,489	8,313

1)	sales is calculated over the preceding 12 months

Q4 2014 Quarterly report	39

http://www.philips.com/investorrelations

© 2015 Koninklijke Philips N.V. All rights reserved.